AMENDMENT TO THE

CUSTODIAL AND AGENCY SERVICES AGREEMENT

This Amendment is made to the Custodial and Agency Services Agreement dated April 23, 2012

(“Agreement”) between Citibank, N.A. (“Custodian”) and Strategy Shares (“Client”). All capitalized terms used but not defined herein shall have the meaning given to them in the Agreement, except as noted below. This Amendment shall be effective as of December 8, 2025.

WHEREAS, the Parties wish to amend Section 4 of the Agreement (“Cash Account Procedures”) to support the Parties’ employment of a credit facility to help with international settlement;

WHEREAS, the Parties wish to amend Appendix A of the Agreement to reflect updates to the list of funds;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1.        Amendment to Section 4 of the Agreement.

4.       CASH ACCOUNT PROCEDURES.

(A)       Designation of Cash Account. A Cash Account will be in the name of the Trust on behalf of the applicable Fund, or such other name as the Trust may reasonably designate and will be held by Citi as banker and not as fiduciary or trustee.

(B) Credits and Debits to the Cash Account. Citi may, but is not obligated to, make a credit or debit to the Cash Account before receipt by Citi of a corresponding and final payment in cleared funds. If Citi makes a credit or debit before such receipt, Citi may at any time. reverse all or part of the credit or debit (including any interest thereon), make an appropriate entry to the Cash Account, and if it reasonably so decides, require repayment of any amount corresponding to any debit. No prior action or course of dealing by Citi with respect to settlement of any transactions will obligate Citi to make any credit or debit before receipt of Cash.

(C)       Overdrafts in the Cash Account. The Trust on behalf of a Fund will ensure that it has sufficient immediately available funds in the Cash Account to settle any Shares or Securities received against payment for credit to the Custody Account or otherwise required to effect any Instruction, including as described in Section 3(F). Citi may, but is not obligated to, make any debit to the Cash Account that might result in or increase an overdraft or exceed the immediately available funds credited to the Cash Account. If the total amount of debits to the Cash Account at any time would otherwise result in any overdraft or exceed the immediately available funds credited to the Cash Account, Citi may decide which debits it will make (in whole or in part and in the order it selects) or may reject any settlement of any Shares or Securities or any Instruction.

(D)       Payments. Any overdraft is payable on demand. The Trust on behalf of a Fund will transfer to Citi on closure of the Cash Account and otherwise on demand from Citi sufficient immediately available funds to cover any overdraft on the Cash Account or any other extension of credit and any interest, fees and other amounts owed. Citi may charge interest on any overdraft at the rate set forth on the Fee Schedule, as such rate may be changed from time to time by Citi in accordance with the terms of such Fee Schedule.

(E)       Extensions of Credit; Reimbursement. The Trust on behalf of a Fund agrees that any extension of credit to the Trust on behalf of a Fund under this Agreement will be unadvised, uncommitted and at the sole discretion of the Custodian, and the Trust on behalf of a Fund agrees that it shall repay any extension of credit upon demand. The Custodian may charge interest on any overdraft at the rate notified to the Trust on behalf of a Fund from time to time. The Custodian may at any time cancel or refuse any extension of credit. No prior action or course of dealing by the Custodian with respect to extending credit to effect any settlement of any transactions or any Instructions will obligate the Custodian to extend any credit in regard to any subsequent settlement of any transaction or Instruction.

(F)       The Trust on behalf of a Fund agrees that “extension of credit” as used in this Agreement includes any daylight and overnight overdraft or similar advances, any reimbursement obligation as provided in this Agreement, and uncommitted overdraft lines or similar uncommitted lines provided by the Custodian to the Trust on behalf of a Fund in connection with the Cash Account or services under this Agreement.

(G)       Rights for Extension of Credit.

(H) Lien. In addition to any other remedies available to the Custodian under applicable law, the Custodian hereby has, and the Trust on behalf of the applicable Fund hereby grants, a continuing general lien on all Securities of the particular Fund to which the Custodian extended credit until satisfaction of all liabilities and obligations arising under this Agreement (whether actual or contingent) of the particular Fund to which the Custodian extended credit to the Custodian with respect to any fees and expenses or extensions of credit including, but not limited to, daylight and overnight overdrafts, charges resulting from reversals of credits, reimbursement demands of the Custodian in respect of irrevocable commitments, and any other present and future obligations of the Trust payable to the Custodian.

(I)       Set-Off. Without limiting any rights the Custodian may have under applicable law, the Custodian may, without prior notice to the Trust, set off any payment obligation with regard to an extension of credit or the value of any other payment or delivery obligation owed by the particular Fund to which the Custodian extended credit against any payment obligations or the value of any delivery obligations owed by the particular Fund to which the Custodian extended credit, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any currency conversion necessary). If any obligation is unliquidated or unascertained, the Custodian may set off as provided herein an amount estimated by it in good faith to be the amount of that obligation.

(J)       Exercise of Rights.

(K)       If the Trust, on behalf of the particular Fund to which the Custodian extended credit, fails to pay the Custodian in respect of any extension of credit, is dissolved or becomes the subject of formal insolvency proceedings in any jurisdiction, or any step is taken against the Trust, on behalf of the particular Fund to which the Custodian extended credit, to initiate insolvency proceedings in any jurisdiction, the Custodian may, without notice to the Trust, and at any time: (i) appropriate and apply all or any part of the Securities and Cash held for the particular Fund to which the Custodian extended credit under this Agreement, by the Custodian against any or all obligations of the particular Fund to which the Custodian extended credit under this Agreement to the Custodian (whether matured or subject to any demand); (ii) sell all or any part of the Securities; and (iii) exercise, in respect of the Securities and Cash, all the rights and remedies a party with a senior security or similar right would be entitled to exercise in such default under any applicable law.

(L)       The Trust, on behalf of the particular Fund to which the Custodian extended credit, shall not grant any person a lien, security interest, charge or similar rights or claims against Securities or Cash without the Custodian’s consent.

(M)       Foreign Exchange. The Trust, on behalf of the particular Fund to which the Custodian extended credit, agrees that it assumes the risks associated with holding or effecting transactions in Cash denominated in any currency including any events or laws that delay or adversely affect transferability, convertibility or availability of any currency, appropriation or seizure, any devaluation or redenomination of any currency or fluctuations or changes in foreign exchange rates..

(N)       The Trust, on behalf of the particular Fund to which the Custodian extended credit, may instruct the Custodian to execute a foreign exchange as part of the services under this Agreement. Instructions may be given on a case by case basis or as a standing Instruction. The Custodian will debit the Trust’s Cash Account, on behalf of the particular Fund to which the Custodian extended credit, to process foreign exchange and credit the Trust’s Cash Account, on behalf of the particular Fund to which the Custodian extended credit, with the new currency in accordance with the Instruction(s). The Custodian may net or set off transactions when effecting foreign exchange. The Custodian may be compensated in part from the spread taken on foreign exchange, and the Custodian or an affiliate may act as principal in any foreign exchange. The Trust, on behalf of the particular Fund to which the Custodian extended credit, will be notified of the exchange rate of all executed foreign exchange in its reporting from the Custodian or, if not included, upon Trust’s request. The Trust, on behalf of the particular Fund to which the Custodian extended credit, acknowledges that the foreign exchange rate applied will depend on a number of factors, including the size of the transaction, the liquidity in the relevant currencies, the time of day and other market factors. The Trust, on behalf of the particular Fund to which the Custodian extended credit, may not receive published spot rates in the relevant currencies. Unless otherwise provided in applicable law, the Trust, on behalf of the particular Fund to which the Custodian extended credit, agrees that neither the Custodian nor any applicable affiliate assumes any fiduciary or other duty by virtue of effecting foreign exchange, nor are they acting as trustee.

2.        Amendment to Appendix A – List of Funds.

Appendix A of the Agreement is hereby deleted in its entirety and replaced with the

Appendix A attached to the end of this Amendment.

3.        Miscellaneous.

(a) This Amendment supplements and amends the Agreement. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

(b) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment. No amendment or modification to this amendment shall be valid unless made in writing and executed by each Party hereto.

(c) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

STRATEGY SHARES	CITBANK, N.A.

/s/ Jennifer Bailey	/s/ Christopher Ravn
Name: Jennifer Bailey	Name: Christopher Ravn
Title: Secretary	Title: CBNA VP
Date: 10/30/25	Date: 10/30/25________________

Appendix A to Custodial and Agency Services Agreement

List of Funds

  Strategy Shares Gold Enhanced Yield ETF
  SSGBI Fund Limited, a wholly owned subsidiary of Strategy Shares Gold Enhanced Yield ETF
  Strategy Shares Nasdaq 7HANDL™ Index ETF
  Strategy Shares Newfound/Resolve Robust Momentum ETF
  Monopoly ETF
  Day Hagan Smart Buffer ETF
  Day Hagan Smart Sector ETF
  Day Hagan Smart Sector Fixed Income ETF
  Day Hagan Smart Sector International ETF
  Eventide High Dividend ETF
  Eventide International ETF*
  Eventide Large Cap Growth ETF
  Eventide Large Cap Value ETF
  Eventide Small Cap ETF
  Eventide US Market ETF

*Effective December 8, 2025.